Exhibit 4.8

DIGIHOST TECHNOLOGY INC.

RESTRICTED SHARE UNIT INCENTIVE PLAN

(Approved by the board: June 19, 2023; Approved by the shareholders: July 28, 2023; Amended on January 18, 2024)

Digihost Technology Inc., a corporation incorporated under the laws of British Columbia (the “Company”), sets forth herein the terms of its Restricted Share Unit Incentive Plan (the “Plan”), as follows:

1.	PURPOSE

The Plan is intended to enhance the Company’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of restricted share units. Any of these awards of restricted share units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement). Special provisions applicable to U.S. Taxpayers (as defined in Appendix A attached hereto) may be found in Appendix A.

2.	DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply (special definitions applicable to U.S. Taxpayers may be found in Appendix A attached hereto):

2.1 “Affiliate” means, with respect to the Company, any person or company if it is a Subsidiary entity of the other or if both are Subsidiary entities of the same person or company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

2.2 “Award” means a grant of Restricted Share Units under the Plan.

2.3 “Award Agreement” means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense; or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.6 “Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	any transaction (other than a transaction described in clause (iii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;

(ii)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)	the sale, lease, exchange, license or other disposition of all or substantially all of the Company’s assets to a Person other than a Person that was an Affiliate of the Company at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition;

(iv)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or

(v)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

2.7 “Class B Shares” means the subordinate voting shares in the capital of the Company.

2.8 “Committee” means the Compensation committee of the Board, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2.

2.9 “Company” means Digihost Technology Inc.

2.10 “Consultant” means, in relation to the Company, an individual (other than an Employee or a Director of the Issuer) that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(b)	provides the services under a written contract between the Company or the Affiliate and the individual or the company, as the case may be;

(i)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company;

(ii)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company; and

(c)	shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the United States Securities Act of 1933, as amended.

2.11 “Director” means a director, senior officer or Management Company Employee of the Company.

2.12 “Effective Date” means January 18, 2024, the date the Plan is approved by the Board.

2.13 “Employee” means:

(a)	an individual who is considered an employee of the Company or its Subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(b)	an individual who works full-time for the Company or its Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)	an individual who works for the Company or its Subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

2.14 “Exchanges” means the TSX Venture Exchange or the Toronto Stock Exchange, being the stock exchange on which the Shares may be listed from time to time and, if applicable, any other stock exchange on which the Shares are listed.

2.15 “Fair Market Value” means the value of a Share, determined as follows: if on the Grant Date or other determination date the Class B Shares are listed on the Exchange or another established national or regional stock exchange or is publicly traded on an established securities market, the Fair Market Value of the Company’s Class B Shares shall be the closing price of the Class B Shares on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Class B Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Class B Shares are not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of a Class B Share as determined by the Board in good faith. In no case shall the Fair Market Value be less than any allowable discount, if any, permitted by the policies of the Exchange.

2.16 “GAAP” means, at any time, accounting principles generally accepted in Canada applying IFRS, including those set out in the Handbook of the Chartered Professional Accountants of Canada, at the relevant time applied on a consistent basis.

2.17 “Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other date as may be specified by the Board.

2.18 “Grantee” means a person who receives or holds an Award under the Plan.

2.19 “IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

2.20 “Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

2.21 “Outside Director” means a member of the Board who is not an officer or employee of the Company.

2.22 “Plan” means this Digihost Technology Inc. Restricted Share Unit Incentive Plan.

2.23 “Restricted Share Unit” or “RSU” means a bookkeeping entry representing the right to receive one Share, subject to the restrictions and vesting provisions provided herein, and awarded to a Grantee pursuant to Section 8 hereof.

2.24 “Securities Act” means the Securities Act (Ontario), as now in effect or as hereafter amended.

2.25 “Service” means service of a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.26 “Service Provider” means an Employee, Director, or Consultant of the Company or its Subsidiary.

2.27 “Shares” means the Class B Shares in the capital of the Company.

2.28 “Subsidiary” means any “subsidiary entity” of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

3.	ADMINISTRATION OF THE PLAN

3.1	Board

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s articles and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company’s articles and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2	Committee

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, other than the Board’s power and authority to grant awards or to issue Class B Shares to Grantees upon the vesting of an Award, consistent with the articles of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who meet such requirements as may be established from time to time by the securities regulatory authorities for such incentive plans and who comply with the independence requirements of applicable securities regulatory policies.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan and may determine all terms of such Awards.

Notwithstanding the foregoing, the Board may not delegate its authority to grant Awards or to issue Class B Shares to Grantees upon the vesting of an Award.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3	Terms of Awards

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i)	designate Grantees;

(ii)	determine the number of Class B Shares to be subject to an Award;

(iii)	establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other terms or conditions);

(iv)	prescribe the form of each Award Agreement evidencing an Award;

(v)	establish performance criteria; and

(vi)	amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board shall have the right, at its discretion, to require Grantees to return to the Company Awards previously made under the Plan. Subject to the terms and conditions of the Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate. The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may, within 30 days, annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4	No Liability

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.5	Book Entry

Notwithstanding any other provision of this Plan to the contrary, the Company may elect to satisfy any requirement under this Plan for the delivery of share certificates through the use of book-entry.

3.6	Press Release

A grant of any Award under this Plan to a Director and any amendment to an Award issued under this Plan to a Director must be disclosed to the public by way of a news release that must be disseminated on the day the Award is granted or amended, as applicable.

4.	SHARES SUBJECT TO THE PLAN

The Class B Shares issued or to be issued under the Plan shall be authorized but unissued shares. Subject to adjustment as provided in Section 11 hereof, the maximum number of Class B Shares available for issuance under the Plan shall be 10% of the total number of issued and outstanding Class B Shares, and shall be fixed at 2,856,624 Class B Shares. The number of Class B Shares issued or to be issued under the Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Class B Shares. If any Class B Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Class B Shares subject thereto, then the number of Class B Shares counted against the aggregate number of Class B Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. The number of Class B Shares reserved pursuant to this Section 4 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Class B Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing:

(i)	Unless disinterested shareholder approval has been obtained, the number of securities issuable to insiders of the Company (as a group) under all security-based compensation arrangements, including the Plan, at any time, cannot exceed 10% of the issued and outstanding Class B Shares;

(ii)	Unless disinterested shareholder approval has been obtained, the number of securities issued to insiders of the Company (as a group) pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Class B Shares;

(iii)	the aggregate number of Class B Shares issuable to all Consultants pursuant to Awards within any one-year period, cannot exceed 2% of the issued and outstanding Class B Shares;

(iv)	the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value excluding any one time sign on awards or equity granted in lieu of cash retainers; and

(v)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the Exchange, the maximum aggregate number of Class B Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Class B Shares, calculated as at the date of any security-based compensation arrangement is granted or issued to the Grantee.

5.	EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1	Effective Date

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company’s shareholders within one year of the Effective Date. Upon approval of the Plan by the shareholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved the Plan on the Effective Date. If the shareholders fail to approve the Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2	Term

The Plan shall terminate automatically ten (10) years after the Effective Date and may be terminated on any earlier date or extended as provided in Section 5.3.

5.3	Amendment and Termination of the Plan

i.	The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Grantees provided that such suspension, termination, amendment or revision shall:

(a)	not materially and adversely alter or impair the rights of any Grantee, without the consent of such Grantee except as permitted by the provisions of the Plan;

(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the Exchange, or any other regulatory body having authority over the Company; and

(c)	be subject to shareholder approval and Exchange approval, where required by law or the requirements of the Exchange provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, subject to the prior approval of the Exchange, where required, make the following amendments to this Plan:

(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;

(ii)	any amendment regarding the effect of termination of a Grantee’s employment or engagement;

(iii)	any amendment which accelerates the date on which any RSU may vest under the Plan;

(iv)	any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body;

(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(vi)	any amendment regarding the administration of the Plan; and

(vii)	any other amendment that does not require the approval of the shareholders of the Company under Section 5.3(ii).

ii.	Notwithstanding Section 5.3(iii), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any increase to the maximum number of Class B Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 11

(b)	any amendment which extends the Vesting Period of any RSU beyond the original expiry date or Vesting Period, to the extent such amendment benefits a Grantee;

(c)	any amendment which increases the maximum number of Class B Shares that may be (i) issuable to Grantees at any time; or (ii) issued to Grantees under the Plan and any other proposed or established security-based compensation arrangement in a one-year period, except in case of an adjustment pursuant to Article 11; and

(d)	any amendment to the amendment provisions of the Plan;

provided that Class B Shares held directly or indirectly by Grantees benefiting from the amendments shall be excluded when obtaining such shareholder approval.

6.	AWARD ELIGIBILITY AND LIMITATIONS

6.1	Service Providers

Subject to this Section 6, Awards may be made under the Plan to any Service Provider, as the Board shall determine and designate from time to time. The Company and the Grantee of Restricted Share Units are responsible for ensuring and confirming that the Grantee of Restricted Share Units is a bona fide Service Provider.

6.2	Investor Relations Activities

Persons providing investor relations activities to the Company shall not be eligible to receive any Restricted Share Units under the Plan.

6.3	Successive Awards

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

7.	AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan.

8.	TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS

8.1	Grant of Restricted Share Units

Awards shall be in the form of Restricted Share Units. Subject to the restrictions and vesting provisions provided in Section 8.2, each RSU shall entitle the Grantee to receive one Class B Share.

8.2	Restrictions and Vesting

At the time a grant of Restricted Share Units is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such Restricted Share Units. Each Award of Restricted Share Units may be subject to a different Vesting Period. The Board may, in its sole discretion, at the time a grant of Restricted Share Units is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Share Units in accordance with Section 9.1. Notwithstanding the foregoing, (i) Restricted Share Units shall vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date; (ii) Restricted Share Units for which vesting may be accelerated by achieving performance targets shall vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date; and, (iii) at the election of an Outside Director at the time the Award is granted, Restricted Share Units may vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date, and if no election is made, the RSUs shall vest in full upon the earlier of a Change of Control in accordance with Section 11.2 or his or her resignation from the Board; and (iv) except for the cessation of a Service Provider’s position as a Service Provider as described in Section 11.2, in no case shall a Restricted Stock Unit vest within one (1) year from the Grant Date.

Restricted Share Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the Grantee’s beneficiary or estate, as the case may be, upon the death of the Grantee) during the Vesting Period.

Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest, subject to the pass of one (1) year from the Grant Date, and the Grantee’s estate shall be entitled to receive payment in accordance with Section 8.6 hereof. Notwithstanding any other provision in the Plan, the period in which the Grantee’s estate may make such a claim of entitlement must not exceed one (1) year from the date of the Grantee’s death.

8.3	Restricted Share Unit Accounts

An account will be maintained by the Secretary of the Company, or such other officer of the Company as the Board may designate, in the name and for the benefit of the Grantee, in which will be recorded the number of RSUs granted to the Grantee, the Grant Date and expiry date of the RSUs.

8.4	Rights of Holders of Restricted Share Units

(a)	Voting and Dividend Rights

Grantees of Restricted Share Units shall have no rights as shareholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Restricted Share Units that the Grantee shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Class B Shares, a cash payment for each Restricted Share Unit granted equal to the per-share dividend paid on the outstanding Class B Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the Class B Shares on the date that such dividend is paid. Any grant of additional Restricted Share Units pursuant to this Section 8.4(a) must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the Plan. If there are not a sufficient number of Shares available under the Plan to satisfy the grant of additional Restricted Share Units, notwithstanding any provision in the applicable Award Agreement, the Company shall satisfy the obligation by way of cash payment. Special provisions applicable to U.S. Taxpayers may be found in Appendix A.

(b)	Creditor’s Rights

A Grantee shall have no rights other than those of a general creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

8.5	Termination of Service

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior Exchange approval, upon the termination of a Grantee’s Service, any Restricted Share Units granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Share Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the Restricted Share Units.

8.6	Cash Payment or Delivery of Shares

Upon the expiration or termination of the Vesting Period and the satisfaction of any other restrictions prescribed by the Board, the Restricted Share Units shall vest and shall be settled in either cash or Class B Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the Fair Market Value per share of the Class B Shares on the date prior to the date of vesting, and certified funds shall be paid for the Restricted Share Units valued at the Fair Market Value. A Class B Share payment shall be for Class B Shares issued by the Company from treasury and a share certificate for that number of Class B Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Class B Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

The Committee shall specify the circumstances in which Awards shall be made or forfeited in the event of termination of Service by the Grantee prior to vesting.

8.7	Exchange Hold Period

If the Award is granted to a director, officer, promoter or other insider of the Company, and if required by the Exchange, then the Award will bear an Exchange Hold Period (as defined in applicable Exchange Policies), and the following legend will be inserted onto the first page of the Award Agreement:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the Class B Shares represented by this agreement when vested and issued thereunder may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until t, 20t, [i.e., four months and one day after the date of Award grant].

9.	TERMS AND CONDITIONS OF AWARDS

9.1	Performance Conditions

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

9.2	Performance Goals Generally

The performance goals for Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.1. Performance goals shall be objective and shall otherwise meet the requirements that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain”. The Committee may determine that Awards shall vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

9.3	Business Criteria

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with Section 9.1, including but not limited to, one or more of the following business criteria for the Company, on a consolidated basis, and/or specified Subsidiaries or business units of the Company (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) to a peer group of similar publicly available companies or of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Company; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue; and (17) free cash flow and free cash flow per share (18) project completion milestones. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

9.4	Timing For Establishing Performance Goals

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be determined by the Board.

9.5	Written Determinations

All determinations by the Committee as to the establishment of performance goals, the amount of any Award and as to the achievement of performance goals relating to Awards, and the amount of any final Awards, shall be made in writing.

10.	REQUIREMENTS OF LAW

10.1	General

The Plan shall comply with the provisions of any applicable law or regulation of any governmental authority, including without limitation any federal, state or provincial securities laws or regulations and the requirements of any stock exchange having jurisdiction. The failure to comply with such laws or regulations, including without limitation the Securities Act, may result in a termination of the Plan and/or the forfeiture of previously granted RSUs.

11.	EFFECT OF CHANGES IN CAPITALIZATION

11.1	Changes in Shares

If the number of outstanding Class B Shares is increased or decreased or the Class B Shares are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. Any adjustment, other than in connection with a Share consolidation or Share split, must be subject to the prior acceptance of the Exchange if required by the Exchange, including any adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Notwithstanding the foregoing, in the event of any distribution to the Company’s shareholders of securities of any other entity or other assets (including an extraordinary cash dividend but excluding a non-extraordinary dividend payable in cash or in shares of the Company) without receipt of consideration by the Company, the Company may, in such manner as the Company deems appropriate, adjust the number and kind of shares subject to outstanding Awards.

11.2	Change of Control

If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control and in connection therewith, a Grantee who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Grantee is constructively dismissed, then all unvested Awards shall immediately vest and be settled.

11.3	Adjustments

Adjustments under Section 11.1 relating to Shares or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Class B Share. The Board may provide in the Award Agreement at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 11.1 and 11.3.

11.4	No Limitations on Company

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

12.	GENERAL PROVISIONS

12.1	Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to issue Class B Shares or pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation only in respect of those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

12.2	Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

12.3	Withholding Taxes

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, provincial, state, or local taxes of any kind required by law to be withheld with respect to the vesting of an Award or upon the issuance of any Class B Shares upon the vesting of an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation.

12.4	Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

12.5	Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

12.6	Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

12.7	Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

12.8	Governing Law

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the Province of Ontario, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

12.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Class B Shares issued in accordance with the provisions of the Plan.

12.10	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern.

12.11	Time of Essence

Time is of the essence of this Plan and of each Award Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

Appendix A

SPECIAL PROVISIONS APPLICABLE TO U.S. TAXPAYERS

This Appendix A sets forth special provisions of the Plan that apply to U.S. Taxpayers (as defined below) and forms part of the Plan. This Appendix A is effective as of January 18, 2024, the date it was adopted by the board (the “Appendix A Effective Date”). All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.

1.	DEFINITIONS

For purposes of this Appendix A and the Plan, with respect to U.S. Taxpayers, the following terms shall have the following meanings:

1.1 “Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

1.2 “Change of Control” means a change of control within the meaning of U.S. Code Section 409A.

1.3 “Dividend Equivalents” shall have the meaning set forth in Section 2.1, below.

1.4 “Fair Market Value” means the value of a Share, determined as follows: if on the Grant Date or other determination date the Class B Shares are listed on the Exchange or another established national or regional stock exchange or is publicly traded on an established securities market, the Fair Market Value of the Company’s Class B Shares shall be the closing price of the Class B Shares on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Class B Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Class B Shares are not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of a Class B Share as determined by the Board in good faith and in a manner that complies with U.S. Code Section 409A.

1.5 “Separation From Service” shall mean that employment with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is a separation from service within the meaning of United States Treasury Regulation Section 1.409A-1(h).

1.6 “Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the U.S. Code.

1.7 “U.S. Code” means the United States Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

1.8 “U.S. Code Section 409A” means Section 409A of the U.S. Code and the regulations and other guidance promulgated thereunder.

1.9 “U.S. Taxpayer” means a Grantee who is a citizen or resident of the United States for purposes of the U.S. Code, or whose Awards under the Plan are subject, or would be subject, absent an exemption, to U.S. Code Section 409A.

2.	DIVIDEND EQUIVALENTS

2.1	General

Pursuant to Section 8.4(a) of the Plan, the Board may provide in an Award Agreement evidencing a grant of Restricted Share Units that the Grantee shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Class B Shares, a cash payment for each Restricted Share Unit granted equal to the per-share dividend paid on the outstanding Class B Shares (“Dividend Equivalents”). In respect of U.S. Taxpayers, Dividend Equivalents shall be paid currently (and in no case later than the end of the calendar year in which the dividend is paid to the holders of the Class B Shares or, if later, the 15th day of the third month following the date the dividend is paid to holders of the Class B Shares). Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the Class B Shares on the date that such dividend is paid and rounded down to the nearest whole Share. If there are not a sufficient number of Shares available under the Plan to satisfy the grant of additional Restricted Share Units, notwithstanding any provision in the applicable Award Agreement, the Company shall satisfy the obligation by way of cash payment, to be paid currently (and in no case later than the end of the calendar year in which the dividend is paid to the holders of the Class B Shares or, if later, the 15th day of the third month following the date the dividend is paid to holders of the Class B Shares).

3.	TAXES

3.1	Payment of Taxes

Each U.S. Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under U.S. Code Section 409A), and neither the Company nor any Subsidiary shall have any duty or obligation to minimize the tax consequences of an Award to such U.S. Taxpayer or to indemnify or otherwise hold such U.S. Taxpayer or any other party harmless from any or all of such taxes or penalties.

3.2	Tax Withholding

A U.S. Taxpayer shall be required to pay to the Company or an Affiliate, as the case may be, and the Company or such Affiliate shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the U.S. Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such withholding and taxes.

4.	COMPLIANCE WITH U.S. CODE SECTION 409A

4.1 Notwithstanding any provision in the Plan or an Award Agreement to the contrary, to the extent RSUs are awarded to a U.S. Taxpayer, it is intended that the Plan and such Award Agreement either be exempt from or compliant with the requirements of U.S. Code Section 409A and, accordingly, to the maximum extent permitted, the Plan and Award Agreement shall be interpreted and administered in accordance with this intent. Any payments in respect of such RSUs that are due within the “short-term deferral period” (as defined in U.S. Code Section 409A) shall not be treated as “non-qualified deferred compensation” (as defined in U.S. Code Section 409A). Any payments of “nonqualified deferred compensation” (within the meaning of U.S. Code Section 409A) that are otherwise required to be made under the Plan to a Specified Employee as a result of such Specified Employee’s Separation From Service (other than a payment that is not subject to U.S. Code Section 409A) shall be delayed until the date that is six (6) months following the date of such Specified Employee’s Separation From Service or, if earlier, the date of such Specified Employee’s death, but only to the extent such delay is necessary to prevent such payments from being subject to interest, penalties and/or additional tax imposed pursuant to U.S. Code Section 409A, and any amounts so deferred will be paid in a lump sum (less any applicable statutory withholdings or deductions) on the day after such six (6) month period elapses or, if earlier, the date of such Specified Employee’s death, or as soon as administratively practicable within thirty (30) days thereafter. For purposes of U.S. Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment a U.S. Taxpayer may be eligible to receive under the Plan or an Award Agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment.

4.2 The Company shall have no liability to a U.S. Taxpayer or any other party if an Award that is intended to be exempt from, or compliant with, U.S. Code Section 409A is not so exempt or compliant or for any action taken by the Board.

5.	EFFECTIVE DATE

5.1 This Appendix A shall be effective as of the Appendix A Effective Date, subject to approval of this Appendix by the Company’s shareholders within one year of the Effective Date. Upon approval of this Appendix A by the shareholders of the Company as set forth above, all awards made under the Plan to a U.S. Taxpayer on or after the Appendix A Effective Date shall be fully effective as if the shareholders of the Company had approved this Appendix on the Appendix A Effective Date. If the shareholders fail to approve this Appendix A within one year after the Appendix A Effective Date, any Awards made hereunder shall be null and void and of no effect.

6.	PRIORITY

6.1 Except as specifically provided in this Appendix A, the provisions of the Plan and the Grantee’s Award Agreement shall govern. For a Grantee who is a U.S. Taxpayer, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or the Grantee’s Award Agreement, and (ii) this Appendix A, the terms of this Appendix A shall prevail.